Anil Dhirubhai Ambani Group



Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

19th October, 2006

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub: Unaudited Financial Results for the quarter ended 30th September, 2006

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended 30th September, 2006, which were approved by the Board of Directors at their meeting held on 19th October, 2006.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Energy
Anil Dhirubhai Ambani Group

Unaudited Financial Results for the Quarter ended 30th September, 2006

(Rs.in crore)

Sr. No.	Particulars	Quarter ended		Half Year ended		Year ended
		30-09-2006	30-09-2005	30-09-2006	30-09-2005	31-3-2006
1	Net Sales of Electrical Energy	**904.92**	806.04	**1,822.50**	1,588.68	**3,179.04**
2	Income from EPC and Contracts	**502.71**	233.40	**739.98**	399.84	**840.03**
3	Other Income	**176.07**	121.92	**337.38**	257.28	**588.81**
		1,583.70	1,161.36	**2,899.86**	2,245.80	**4,607.88**
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	**334.38**	295.35	**648.09**	570.66	**1,087.56**
	(b) Cost of Fuel	**214.86**	187.98	**449.19**	392.67	**812.10**
	(c) Tax on Electricity	**31.50**	28.80	**62.94**	57.81	**114.00**
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	**439.71**	169.95	**630.93**	303.48	**608.61**
	(e) Staff Cost	**74.91**	62.97	**143.46**	128.28	**236.55**
	(f) Other Expenses and Provisions	**134.73**	95.58	**307.11**	175.92	**422.98**
5	Interest and Finance Charges	**67.05**	54.09	**112.98**	97.41	**195.98**
6	Depreciation (See Note No 2)	**63.54**	87.06	**125.43**	168.78	**348.63**
7	Profit before Tax	**223.02**	179.58	**419.73**	350.79	**781.47**
8	Provision for Taxation :					
	Current Tax	**33.90**	26.61	**59.40**	39.51	**85.62**
	Deferred Tax	**1.38**	(8.10)	**(4.77)**	(7.35)	**(39.33)**
	Fringe Benefit Tax	**1.35**	1.50	**2.10**	2.40	**4.29**
	Tax adjustment for earlier years	-	-	-	0.03	**80.55**
9	Profit after Tax	**186.39**	159.57	**363.00**	**316.20**	**650.34**
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	**213.17**	201.94	**213.17**	201.94	**212.36**
11	Reserves including Statutory Reserves excluding Revaluation Reserves					**6820.51**
12	Earnings per share (On Net Profit)(* not annualised)					
	- Basic (Rs.)	**8.76 ***	7.99 *	**17.05 ***	16.14	**32.70**
	- Diluted (Rs.)	**8.50 ***	7.71 *	**16.60 ***	15.39	**31.46**
13	Aggregate of Non-Promoter Share Holding -					
	- No.of Shares	**149,219,586**	98,984,288	**149,219,586**	98,984,288	**98,984,388**
	-Percentage of Share holding	**70.01**	49.03	**70.01**	49.03	**46.62**
	Interim dividend for the period (exclusive of dividend tax)				23.94	

RELIANCE Energy
Anil Dhirubhai Ambani Group

Segment-wise Revenue,Results and Capital Employed

(Rs.in crore)

Particulars	Quarter ended		Half Year ended		Year ended
	30-09-2006	30-09-2005	30-09-2006	30-09-2005	31-3-2006
1.Segment Revenue					
(Net Sales/Income)					
- Electrical Energy	**915.98**	820.33	**1,850.02**	1,611.23	**3,249.96**
- EPC and Contracts	**503.00**	240.75	**745.18**	408.37	**865.45**
- Others	**0.10**	0.39	**0.27**	0.89	**5.15**
Gross Turnover	**1,419.08**	1,061.47	**2,595.47**	2,020.49	**4,120.56**
Less:Inter Segment Revenue	**0.00**	0.00	**0.30**	-	**0.15**
Net Turnover	**1,419.08**	1,061.47	**2,595.17**	2,020.49	**4,120.41**
2.Segment Results					
Profit before Tax and Interest from each segment :					
- Electrical Energy	**104.05**	90.64	**237.01**	168.62	**363.71**
- EPC and Contracts	**23.31**	46.46	**38.44**	58.38	**121.56**
- Others	**(0.02)**	0.14	**(0.03)**	0.34	**3.58**
Total Segment Results	**127.34**	137.24	**275.42**	227.34	**488.85**
- Interest and Finance Expense	**(67.05)**	(54.09)	**(112.98)**	(97.41)	**(195.98)**
- Interest Income	**152.25**	90.81	**300.36**	203.32	**462.96**
- Other un-allocable Income net off expenditure	**10.48**	5.62	**(43.07)**	17.54	**25.64**
Profit before Tax	**223.02**	179.58	**419.73**	350.79	**781.47**
3.Capital Employed					
- Electrical Energy	**3,074.63**	2,986.02	**3,074.63**	2,986.02	**3,066.09**
- EPC and Contracts	**348.57**	104.25	**348.57**	104.25	**360.75**
- Others	**2.00**	(0.58)	**2.00**	(0.58)	**2.19**
Total Segment Capital Employed	**3,425.20**	3,089.69	**3,425.20**	3,089.69	**3,429.03**

Notes:

1. a. In the matter of standby charges, Maharashtra Electricity Regulatory Commission (MERC) had passed an order dated 31st May, 2004 as under:

   i. The total liability for the financial years 1998-99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit & Loss Account up to 31st March, 2005.

   ii. The Tata Power Company Limited (TPC) to refund an amount of Rs. 321.13 crore (net of interest of Rs. 1.17 crore) to the Company for the said period plus interest at 10 per cent per annum commencing from 1st April, 2004 till the date of payment. As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs. 313.93 crore in favour of the Hon'ble High Court of Bombay.

   b. The Hon'ble High Court of Bombay has disposed of both the petitions, the petition filed by TPC and the petition filed by the Company, by holding that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal for Electricity. In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

   c. The Company's Special Leave Petitions against the interim and final orders of the Hon'ble High Court of Bombay have been admitted by the Hon'ble Supreme Court and TPC has also filed a Special Leave Petition before the Supreme Court challenging the final order passed by the Hon'ble Bombay High Court. The Hon'ble Supreme Court has since disposed of both the Special Leave Petitions with direction to TPC to file an appeal before the Appellate Tribunal for Electricity(ATE). TPC thereafter filed an appeal before the ATE and the final judgement of the ATE is awaited.

2. The Company had revalued its Plant & Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. Pursuant to the Scheme of Amalgamation and Arrangement between Reliance Energy Ventures Limited ("REVL") and the Company, REVL stands amalgamated with the Company with effect from 17th July, 2006, the date on which the certified copies of the said Order were filed with Registrar of Companies (ROC), Maharashtra, Mumbai. To give effect to the Scheme of Amalgamation, the Company during the quarter issued 8,10,057 Equity Shares. Accordingly, the paid- up Equity Share Capital of the Company stands increased from Rs.212.36 crore to Rs.213.17 crore.

4. Wage agreements with unionised employees and officers expired on 30th June, 2006 and 31st March, 2006 respectively. Negotiations with the unionised category are in progress for a settlement, which will be effective from 1st July, 2006. Pending settlement, a provision on an estimated basis has been made in the accounts for the quarter.

5. The Company, during the quarter ended 30th September, 2006 received 9 investor complaints and they were resolved. There were no complaints pending at the beginning of the quarter.

6. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 30th September, 2006 as per the listing agreements entered into with the stock exchanges in India.

7. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 19th October, 2006.

8. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 19th October, 2006

Anil D. Ambani
Chairman & Managing Director

MEDIA RELEASE

RELIANCE ENERGY REPORTS NET PROFIT OF Rs 363 CRORE (US$ 79 MILLION) –AN INCREASE OF 15% FOR THE HALF YEAR

TOTAL INCOME OF Rs 2,900 CRORE (US$ 631 MILLION) - UP 29 %

EPC DIVISION TURNOVER OF Rs 740 CRORE (US$161 MILLION)–UP 85%

EPC ORDERBOOK POSITION AT Rs 2,366 CRORE (US$ 515 MILLION)

Mumbai, 19th October 2006: Reliance Energy Limited (REL) today announced its unaudited financial results for the six months ended 30th September 2006. The performance highlights are:

- **Net Profit of Rs 363 crore** (US$ 79 million), against Rs 316 crore in the corresponding previous period, **an increase of 15 %**
- **Total Income of Rs 2,900 crore** (US$ 631 million), against Rs 2,246 crore in the corresponding previous period, **an increase of 29 %**
- **Cash Profit of Rs 488 crore** (US$ 106 million), against Rs 485 crore in the corresponding previous period,

The Company ranks among Top 5 Indian private sector companies in terms of net worth. As on 30th September 2006, the net worth of the company stood at Rs 8,264 crore (US$ 1.8 billion).

The Company remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' by CRISIL and FITCH, respectively.

Management Discussion and Analysis:

Energy Sales:

The Company's aggregate revenues from energy sales during the six months were Rs 1,823 crore (US$ 397 million) against Rs 1,589 crore in the corresponding previous period, an increase of 15 %.

The **aggregate sales of electrical energy were 4,416 million units** compared to 4,164 million units in the corresponding previous period, an increase of 6 %.

During the period under review, the consumer base in Mumbai Supply area increased by about 0.5 lakh to 25.4 lakh consumers.

Power Generation:

(i) Dahanu Thermal Power Station

During the Six months ended 30th September 2006, the Company's Dahanu Thermal Power Station (DTPS) operated at **a Plant Load Factor (PLF) of 99.2 %** against the PLF of 94.0 % achieved during the corresponding previous period.

DTPS received the following major awards during the period under review -

1. First Prize – National Award for Meritorious Performance by Central Electricity Authority (CEA), Government of India for its Excellent Performance amongst Indian Thermal Power Plants for the year 2004-05.
2. Maharashtra Energy Development Agency (MEDA) State Level Award – First Prize for Excellence in Energy Conservation & Management in Thermal Power Station sector for the year 2005.
3. "CII – National Award for Excellence in Energy Management – 2006" – by Confederation of Indian Industry (CII).
4. "Greentech Award for Environmental Excellence - 2006".
5. Among the finalist for "TERI- Corporate Environmental Management Award – 2006".
6. "Vishwakarma Rashtriya Purashkar" 2005 by Min. of Labour, GOI was awarded to Four of DTPS employees for their outstanding contribution in work.
7. Safety Award – 2005 from National Safety Council- Maharashtra Chapter for longest accident free period of operation.

(ii) Samalkot Power Station, Andhra Pradesh:

The Samalkot Power Plant operated at **a Plant Load Factor (PLF) of 48.9 %**, against the PLF of 51.2 % achieved during the corresponding previous period. The lower PLF was mainly on account of lower availability of gas.

(iii) Goa Power Station:

The Goa Power Station maintained **a Plant Load Factor (PLF) of 88.9 %** during the period under review.

(iv) Wind Farm Power Project

The Wind farm operated at **a Plant Load Factor (PLF) of 32 %**, against the PLF of 31.2 % during the corresponding previous period.

Power Purchased:

During the period under review, **the Company purchased 2,318 million units of electrical energy** from external sources, which is higher by 6.5 % compared to the off-take in the corresponding previous period.

However, the cost of energy purchased increased by 13 % to Rs 642 crore (US$ 140 million) during the six months under review, owing to higher per unit cost.

Financial Review:

The **total sales of electrical energy during the six months were Rs 1,823 crore** (US$ 397 million), against Rs 1,589 crore in the corresponding previous period, **an increase of 15 %.**

The **turnover of the EPC and Contracts Division was Rs 740 crore** (US$ 161 million), against Rs 400 crore in the corresponding previous period, **an increase of 85 %.** The Division had **an order book position of about Rs 2,366 crore** (US$ 515 million) as on 30th September 2006.

Other Income for the period under review was Rs 337 crore (US$ 73 million), an increase of 31 %, mainly representing interest income.

During the period under review, **the total income of the Company was Rs 2,900 crore** (US$ 631 million), against Rs 2,246 crore in the corresponding previous period, **an increase of 29 %.**

The company's **Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) increased to Rs 658 crore** (US$ 143 million), against Rs 617 crore in the corresponding previous period, **an increase of 6 %.**

Interest expenditure was Rs 113 crore (US$ 25 million), which was partly compensated by higher other income of Rs 80 crore.

Depreciation was at Rs 125 crore (US$ 27 million) as against Rs 169 crore for the corresponding previous period.

The corporate tax liability, including the deferred taxes, for the six months was Rs 57 crore (US$ 12 million), as against Rs 35 crore in the corresponding previous period.

Net profit for the six months recorded an increase of 15 % to Rs 363 crore (US$ 79 million) from Rs 316 crore in the corresponding previous period.

Background

Reliance Energy

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility group, with aggregate estimated group revenues of Rs 10,500 crore (US$ 2.3 billion), and total assets of Rs 10,800 crore (US$ 2.4 billion).

The group distributes nearly 21 billion units of power to over 5 million consumers in Mumbai, Delhi, Orissa and Goa, across an area covering 1,24,300 sq. kms.

Reliance Energy generates 941 MW of power, through its power plants located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, profits and market capitalisation.

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

Exemption No : 82 - 35008

17th October, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Sir,

Sub: **Secretarial Audit Report**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended 30th September, 2006, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Encl: As above

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-5 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
701, RAHEJA CENTRE, 7TH FLOOR, 214, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-3021 2800 • FAX : 91-22-2281 4834
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Energy Limited
Reliance Energy Centre
Santacruz (E)
Mumbai - 400 055

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s.Reliance Energy Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents, M/s. Karvy Computershare Pvt. Limited, for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2006**
2	ISIN	INE036A01016
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Energy Limited
5	Registered Office Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
6	Correspondence Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
7	Telephone & Fax Nos.	Tel. No.: 022 - 3009 9311 Fax No.: 022 - 3009 9763
8	Email address	Ramesh.Shenoy@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed (as per annual report)	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	215,532,373	100.000
11	Listed Capital (Exchange - wise) *(as per company records)*	213,130,308	98.886
12	Held in dematerialised form in CDSL	5,328,315	02.472
13	Held in dematerialised form in NSDL	199,272,743	92.456
14	Physical	8,529,250	03.957
15	Total No. of Shares (12+13+14)	213,130,308	98.886

16 Reasons for difference if any, between:

a) (10&11): 115,055 shares were allottted from out of shares allotment of which was kept in abeyance and from out of forfeited shares. 2,287,010 shares issued on preferential basis were not

b) (10&15): 115,055 shares were allottted from out of shares allotment of which was kept in abeyance and from out of forfeited shares. 2,287,010 shares issued on preferential basis were not subscribed

c) (11&15): NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
Allotment of Equity Shares on Conversion of Warrants	1,04,16,000	Listing application made with BSE and NSE	Bombay Stock Exchange Limited and National Stock Exchange of India Limited	Yes	Yes	BSE and NSE has admitted the shares for trading and allowed trading permission vide their letters dated 26th July, 2006 and 27th July, 2006
Amalgamation and Arrangement	9,17,34,781 Equity Shares of Rs. 10 each	Listing application made with BSE and NSE	Bombay Stock Exchange Limited and National Stock Exchange of India Limited	Yes	Yes	BSE and NSE has admitted the shares for trading and allowed trading permission vide their letters dated 28th August, 2006, 29th and 31st August, 2006
Cancellation of equity shares pursuant to the Amalgamation and Arrangement of Reliance Energy Ventures with the Company	9,09,24,724	YES	BSE & NSE	YES	YES	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. | NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? | NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	3	103	Delay in receipt of Physical DRFs & Share Certificates from DP.
	45	4 886	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**48**	**4 989**	
Pending for more than 21 days	3	34	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**3**	**34**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Ramesh Shenoy
Tel. No.: 022 - 3009 9311
Fax. No.: 022 - 3009 9763

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
701, Raheja Centre
214, Nariman Point
Mumbai - 400 021
Tel.: 022 30212800 - 801
Fax.: 022 22814834

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

For Haribhakti & Co.
Chartered Accountants



Bhupendra Bangari
Partner
M. No.: 42320

Mumbai 16th October 2006